[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]



February 7, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C.  20549-4631

Attention: Jennifer G. Williams, Special Counsel
Hanna Teshome, Esq.


Re:  Deutsche Mortgage & Asset Receiving Corporation (the "Depositor")
       Registration Statement on Form S-3
            Filed December 16, 2005
            File No. 333-130390


Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated January 13, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter. References to "Registration Statement" refer to the initial filing of the Registration Statement made on December 16, 2005 and references to "Am. No. 1" refer to Pre-Effective Amendment No. 1 to the Registration Statement, filed on the date of this letter.

General
-------

1. We note your comment, and have responded to it, as more specifically indicated in the other responses below.

2. The Depositor has reasonable grounds to believe that the Depositor and each issuing entity established by it has been current and timely with Exchange Act reporting during the last twelve months with respect to asset backed securities involving the same asset class. Within the last twelve months, no affiliate of the Depositor has offered a class of asset-backed securities of the same asset class as this offering.

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Securities and Exchange Commission
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3.   The Depositor believes that the base prospectus includes all assets, credit enhancements or other material structural features reasonably contemplated to be included in a takedown.

4. The material terms of the transaction agreements will be disclosed in the 424 prospectus. In addition, all transaction agreements required to be filed with the Commission by Regulation AB will be filed by means of a Form 8-K filing within 15 days after the closing of the related transaction.

5. The Depositor believes static pool data is not material to the Depositor's transactions, for the reasons set forth below. We note, however, that it is possible, although the Depositor believes unlikely, that, in the future, circumstances could arise in which static pool data might be material to a particular transaction. In that event, the Depositor will include static pool data in the related prospectus supplement.

     The disclosure on page S-33 of the Registration Statement sets forth the reasons that the Depositor believes static pool information is not material to the Depositor's commercial mortgage backed securities ("CMBS") offerings, and may in some circumstances even be misleading. The requirement to provide static pool data is based on the premise that such information is predictive in nature--that an investor would benefit in connection with its investment decision by knowing how previous pools of assets have performed. The Depositor does not believe that the pools that back CMBS fit that criteria, because knowledge of how previous disparate pools of commercial mortgage loans have performed is not predictive of, or relevant to, another different (and perhaps substantially different) pool of mortgage loans. Unlike in CMBS offerings, static pool data is likely to be more material to investors in asset backed securities offerings containing high numbers of relatively homogenous assets underwritten to specified guidelines (such as residential mortgage loans, credit card receivables and automobile loans). In these types of asset backed securities transactions, investors rely, in part, on their assessment of the originator's underwriting ability, as shown by its disclosed underwriting criteria for asset origination and by performance of its prior originations, to judge the credit quality of the assets that are included in a particular transaction. The homogeneity of loans across pools and the use of established underwriting criteria for each pool make pool to pool comparisons material.

     In contrast, CMBS transactions include relatively fewer numbers of non-homogenous pool assets. Each income-producing real property represents a separate and distinct business venture; and, as a result, each of the multifamily and commercial mortgage loans included in a CMBS offering requires a unique underwriting analysis. Moreover, credit underwriting for commercial mortgage loans differs fundamentally from credit


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Securities and Exchange Commission
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     underwriting for financial assets used to provide consumer credit. Credit decisions as to secured consumer credit receivables are based on the creditworthiness of the borrower as well as collateral value. Credit decisions with respect to unsecured consumer credit receivables are based primarily on the creditworthiness of the borrower, since there is no collateral. For consumer credit financial assets, it is the borrower's income that is expected to service the debt, rather than income from any collateral. By contrast, debt service on most commercial mortgage loans is expected to be paid from income produced by the related real property, and credit decisions are therefore made primarily by evaluating the actual or potential income of the property as well as the value of the property. Most CMBS loans are non-recourse loans to single purpose entity borrowers, so that the borrowers' credit quality is almost entirely irrelevant. Evaluation of a commercial real estate project will instead be based on historical and expected future income and expenses of the property, and an assessment of event risks that may affect such income and expenses. It will also be based on an assessment of the ability of the net operating income of the property to service the scheduled payments on the loan (the "debt service coverage ratio") and the ratio of the loan amount to the appraised value of the property (the "loan-to-value ratio"), which is an indicator of whether a sale or refinancing of the mortgage loan will result in sufficient funds to repay the principal balance of the loan remaining at maturity.

     Accordingly, the disclosure in CMBS offerings focuses on the individual traits of each commercial loan and the related property, rather than focusing on uniform underwriting criteria or on past performance of other pools originated by the sponsor. For example, publicly offered CMBS transactions typically disclose the net operating income, underwritten net cash flow, debt service coverage ratio and loan-to-value ratio of the property (or group of properties) securing each underlying mortgage loan. In addition, CMBS offerings typically provide investors with information to help them evaluate the likelihood of the continued performance of the properties, such as property type, location, age of property, and information about the largest tenants at the property as well as disclosure about the risk factors for investing in properties of the types included in the pools. Other types of asset backed securities transactions have much less comprehensive disclosure because there is no analogous information collected or evaluated in the credit process. In CMBS offerings, investors and rating agencies assess the individual credit quality of the underlying assets in a manner that would be impracticable and unnecessary for securities backed by more granular assets underwritten to specified actuarial parameters.

     The immateriality of static pool information in CMBS offerings is reinforced by the fact that rating agencies do not request static pool information for prior pools when assigning a rating to a CMBS offering. Instead, they review detailed asset summaries describing each


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Securities and Exchange Commission
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     loan and related mortgaged property and assign ratings to securities based on this review and numerous traits of each individual loan and property. In effect, rating agencies re-underwrite many of the mortgage loans in a CMBS pool and size credit enhancement for each tranche of CMBS based on their own assessment of the creditworthiness of loans re-underwritten by them. In contrast, the rating agencies require extensive information regarding prior pool performance in residential mortgage backed securities offerings where it would be virtually impossible to re-underwrite individual mortgage loans. The Depositor believes that the historic focus of rating agencies and investors upon the traits of the individual commercial loans and mortgaged properties that comprise the securitized pool is appropriate and that the performance of prior pools of commercial mortgage loans is immaterial.

     Moreover, the Depositor is concerned that due to the heterogeneous nature of CMBS offerings, disclosure of static pool data in such offerings could be misleading. As we indicated in the disclosure on page S-33 of the prospectus supplement included in the Registration Statement (and in Am. No. 1), although there may be certain common factors affecting the performance and value of income-producing real properties in general, those factors do not apply equally to all income-producing real properties and, in many cases, there are unique factors that will affect the performance and/or value of a particular income-producing real property. Moreover, the effect of a given factor on a particular real property will depend on a number of variables, including but not limited to property type, geographic location, competition, sponsorship and other characteristics of the property and the related mortgage loan. Furthermore, the performance of a pool of mortgage loans originated and outstanding under a given set of economic conditions may vary significantly from the performance of an otherwise comparable mortgage pool originated and outstanding under a different set of economic conditions. Because of the highly heterogeneous nature of the assets in CMBS transactions, static pool data for prior securitized pools, even those involving the same asset types (e.g., hotels or office buildings), often will not be indicative of the performance of other pools, since the economics of the properties and terms of the loans may be materially different. In particular, static pool data showing a low level of delinquencies and defaults would not be indicative of the performance of any pools of mortgage loans originated by the same sponsor or sponsors. Accordingly, the Depositor believes that investors should evaluate the mortgage loans underlying each series of offered certificates independently from the performance of other pools of mortgage loans of the same sponsor. Encouraging investors to focus on a sponsor's prior origination experience in a context where so much more relevant disclosure is available may cause investors to improperly substitute reliance on the sponsor's track record for an independent evaluation by such investor of information that is much more directly pertinent. The Depositor is concerned that disclosure of static pool


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Securities and Exchange Commission
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     information concerning the strong performance of loans originated in the past by a particular sponsor could have a potential to mislead investors in a market where much more probative disclosure is available to help them make their investment decisions. Here, more than ever, past performance is not necessarily indicative of future performance.

     We note that during the comment period for Regulation AB, participants in the CMBS industry sent comment letters to the Commission taking the position that static pool data was not material in the context of CMBS offerings. See for example, the letter of the Commercial Mortgage Securities Association dated July 12, 2004 and the letter of the American Securitization Forum dated July 30, 2004. The instructions to item 1105 require provision of static pool information "unless the registrant determines that such information is not material." In the final release adopting Regulation AB, the Commission stated, that while it did not believe it appropriate to exclude particular asset classes or transactions from the static pool information requirement in their entirety in lieu of requiring issuers to make a materiality determination, "in all instances disclosure was conditioned on what would be material for the particular asset class, sponsor and asset pool involved...We recognize.. that there may be transactions where static pool data is not material." Accordingly, the Depositor respectfully submits that static pool data should not be required to be included in the registration statement or prospectus.

6. In Am. No. 1 we have added a separate captioned section containing the disclosure required by Item 1119 (see page S-69 of prospectus supplement in Am. No. 1).

Cover Page
----------

7.   The footnotes have been revised.

Important Notice about Information Presented
--------------------------------------------

8. The language cited has been deleted both on page S-3 of the prospectus supplement and on page 2 of the base prospectus included in Am. No. 1. In addition, on page 2 of the base prospectus included in Am. No. 1 the following language has been added:

         Investors reviewing this prospectus should also carefully review the information in the related prospectus supplement in order to determine the specific terms of each offering.

9. We have made the indicated change to the Commission's address (pages S-3 and S-166 in the prospectus supplement, and on page 2 of the base prospectus in Am. No. 1).


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Securities and Exchange Commission
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Table of Contents
-----------------

10.  The fees and expenses section has been added to the Table of Contents.

Summary of the Prospectus Supplement
------------------------------------

11.  The Depositor believes that the type of structure described in Item 1103(a)
     (3)(vii) (and also referred to in Item 1113(a)(7)), while sometimes found in other types of asset backed securities, is not applicable to CMBS. While there are events (such as sale of a defaulted loan or repurchase of a mortgage loan due to a breach of representation or warranty) that may lead to liquidation or amortization of an individual mortgage loan, CMBS transaction structures do not provide for liquidation or early amortization of the pool of loans as a whole. However, we have added bracketed language on pages S-27 and S-155 of the prospectus supplement in Am. No. 1 to provide for disclosure if such a structure is used in the future. CMBS structures may include optional termination provisions leading to liquidation of the pool at a point where the pool has been reduced to a specified percentage (typically less than 10%) of its original balance, as disclosed on page S-27 and S-155 of the prospectus supplement in Am. No. 1 under the caption "Optional Termination."

Certificate Balances
--------------------

12. The Executive Summary on page S-4 of the prospectus supplement in Am. No. 1 has been revised to include the non-offered certificates (other than residual certificates).

Optional Termination
--------------------

13. An issuer relying on Rule 3a-7 may not issue redeemable securities. A "Redeemable Security" is defined as "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive its proportionate share of the issuer's current net assets, or the cash equivalent thereof."

     The language set forth in the first sentence on page S-27 under "Optional Termination" is typically intended to permit a "cleanup call" at a point when the mortgage loans in the trust fund have been reduced to a specified percentage (typically less than 10%) of their initial principal balance. The Depositor believes that this feature does not cause the certificates to constitute "redeemable securities" for purposes of Rule 3a-7 because the right to cause an optional termination is not an ongoing right of any particular class of certificates but is exercisable


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     only at the time that the trust fund has diminished to the specified de minimis amount and only by the Class that constitutes the most subordinate class of certificates at that time.

     The Depositor believes that the provisions under the third sentence on page S-27 under "Optional Termination" also do not cause any class of certificates to constitute "redeemable securities." Such provisions permit an exchange of the non-public classes of certificates for the mortgage loans only under the limited circumstances that (i) all of the public, investment grade certificates (which typically have an initial principal balance equal to 90% or more of the principal balance of the loans in the transaction) are no longer outstanding, and (ii) the non-public classes of certificates are owned by a single holder or unanimously voted. Accordingly, there is no class of certificates as to which the holder may receive the net assets at any time "upon presentation to the issuer," but rather, during the limited time period when no public or investment grade certificates are outstanding (at which point the mortgage loans will have been reduced to less than 10% of their initial balance), and in the limited circumstance that all the non-public certificates are owned by a single holder or unanimously voted, such non-public certificates may be exchanged for the mortgage loans.

The Special Servicer
--------------------

14. The cited language is often requested by servicers, on the basis that servicers do not originate the mortgage loans or issue the certificates, nor are they responsible for drafting the pooling and servicing agreement (other than to negotiate their own rights and obligations) or prospectus supplement (other than disclosure regarding themselves). Accordingly, servicers may request that such disclaimer language be included to clarify the foregoing. However, each servicer typically does make representations regarding the validity of the pooling and servicing agreement as against itself and as to the accuracy of the disclosure regarding itself, and the cited language has been modified to reflect this (see page S-66 of the prospectus supplement in Am. No. 1), and similar changes have been made to trustee disclaimers in Am. No. 1.

Sale of the Mortgage Loans
--------------------------

15. We have revised the disclaimer as indicated (see page S-71 of the prospectus supplement in Am. No. 1). We have not found any other similar disclaimers in the prospectus supplement or base prospectus.


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Changes in Mortgage Pool Characteristics
----------------------------------------

16. If any material pool characteristic of the actual mortgage pool differs by 5% or more (other than by reason of the mortgage loans converting into cash in accordance with their terms) from the description of the mortgage pool in the final prospectus supplement filed with the Commission, a Current Report on Form 8-K reporting such event will be filed pursuant to Item 6.05 of Form 8-K no later than four business days after the initial issuance of the Offered Certificates. We have revised the disclosure (now on page S-92 of the prospectus supplement in Am. No. 1) to reflect this. However, in the event that the foregoing circumstance does not occur, the Depositor will file the Form 8-K attaching the related pooling and servicing agreement and any other required exhibits within the traditional permitted time frame of 15 days following the initial issuance of the certificates.

The [Identify...Instrument]
---------------------------

17. We have added the item references requested on page S-119 of the prospectus supplement in Am. No. 1.

18. We have added the item reference and disclosure regarding "significance percentage" on page S-119 of Am. No. 1.

Optional Termination
--------------------

19. The Depositor confirms that the certificates will include the word "Callable" in their title if they can be called when 25% or more of the original principal balance of the mortgage pool remains outstanding. Language confirming this understanding has been added (see pages 13 and 50 of the base prospectus in Am. No. 1).

Use of Proceeds
---------------

20. The prospectus supplement contains bracketed language responsive to the disclosure under Item 1107(j) of Regulation AB in the section titled "The Issuing Entity" (page S-63 of the prospectus supplement in Am. No. 1). However, the Depositor believes that this item will generally not be applicable to the Depositor's transactions. The Depositor believes that there are no expenses payable from offering proceeds that are specifically allocable to the selection of assets (there is generally not a detailed selection process, because the assets included in the trust funds will typically have been originated for securitization and with the aim of securitizing them in the next available transaction) or their acquisition by the issuing entity.


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Securities and Exchange Commission
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Annexes
-------

21. We have added language on page S-3 of the prospectus supplement in Am. No. 1 expressly incorporating the annexes.

Base Prospectus
---------------

Summary of Prospectus
---------------------

Repurchase and Substitution of Mortgage Assets
----------------------------------------------

22. We have added bracketed language on pages S-25 and S-70 in the prospectus supplement indicating where disclosure regarding a revolving period or prefunding period would be located.

23. The Depositor has not to date used, and is unaware of any other CMBS issuance that has used, one of the features described on page 14 of the Registration Statement and Am. No. 1. In the event that the Depositor uses such a feature, such feature will be structured so that the related certificates will fall within the definition of "asset-backed security" in
     Item 1101(c) of Regulation AB, including by using one of the exceptions to the "discrete pool" requirement set forth in Item 1101(c)(3).

One or More Trust Assets May Also Back Additional Certificates
--------------------------------------------------------------

24. The Depositor has not to date used, and is unaware of any other CMBS issuance that has used, one of the features described on page 14 of the Registration Statement and Am. No. 1. In the event that the Depositor uses such a feature, such feature will be structured so that the related certificates will fall within the definition of "asset-backed security" in
     Item 1101(c) of Regulation AB, including by using one of the exceptions to the "discrete pool" requirement set forth in Item 1101(c)(3).

Mortgage Loans
--------------

25.  The language regarding inclusion of nonperforming loans has been deleted.

26. Language has been added on page 32 of the base prospectus in Am. No. 1. stating that delinquent loans will constitute less than 20% of the related pool by dollar volume. The Depositor confirms that delinquency will be measured pursuant to one of the methods provided under Item 1101(d) of Regulation AB.


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27.  The Depositor believes that none of its securitizations to date have included loans that were delinquent at the time of the securitization, and does not anticipate depositing any loans that are delinquent into its typical transactions. However, in the event that the Depositor elects in the future to deposit delinquent loans into a transaction, the Depositor will include the disclosure under Item 1100(b)(5). We have included an example of such disclosure in brackets on pages S-71 to S-72 of the prospectus supplement in Am. No. 1.

Loan Combinations
-----------------

28. Loan Combinations consist of two or more mortgage loans secured by the same property, each of which is a direct obligation of the borrower evidenced by a separate promissory note. Unlike a Loan Combination, a loan participation does not represent a direct obligation of the borrower evidenced by a separate promissory note. Rather, a loan participation represents a beneficial ownership interest in a single promissory note executed by the borrower. The lender under the promissory note will create participations in a mortgage loan as a means to sell an interest in all or a portion of the mortgage loan to one or more other lenders without the issuance of new promissory notes by the borrower. Mortgage loans that are part of Loan Combinations are commonly included as part of the asset pool in CMBS transactions. If a loan that is part of a Loan Combination is included in the mortgage pool, the related prospectus supplement will describe the payment terms and priorities of each mortgage loan included in the Loan Combination and the enforcement rights of each such mortgage loan.

Mortgage Loan Information
-------------------------

29. Disclosure has been added on page 35 of the base prospectus in Am. No. 1 listing indexes that may be used, and confirming that any other index used will be specified in the related prospectus supplement and will be an index reflecting interest paid on a debt, and not a commodities or securities index.

30. The cited language has been deleted (the related paragraph is on page 36 of the base prospectus in Am. No. 1).

MBS
---

31. In the section of the base prospectus titled "Description of the Trust Funds--MBS," the second full paragraph (on page 36 of the base prospectus in both the Registration Statement and Am. No. 1) states:

         Each MBS included in a mortgage asset pool either will have been previously registered under the Securities Act of 1933, as amended, or each of the following will have been satisfied with respect to the MBS:
         (1) neither the issuer of the MBS nor any of its affiliates has a direct or indirect agreement, arrangement, relationship or understanding relating to the MBS and the related


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         series of securities to be issued; (2) neither the issuer of the MBS nor any of its affiliates is an affiliate of the sponsor, depositor, issuing entity or underwriter of the related series of securities to be issued and (3) the depositor would be free to publicly resell the MBS without registration under the Securities Act of 1933, as amended.

Cash Flow Agreements
--------------------

32. Item 1115 states that such item "relates to derivative instruments, such as interest rate and currency swap agreements, that are used to alter the payment characteristics of the cashflows from the issuing entity and whose primary purpose is not to provide credit enhancement related to the pool assets or the asset-backed securities." We note also that Section III.A.2 of the adopting release for Regulation AB states that synthetic securitization transactions are prohibited, but that interest rate or currency swaps covering either or both of the principal payments or interest payments on assets in the pool and that are designed to reduce or alter risk resulting from those assets are permitted, provided that the return on the ABS is still based primarily on the performance of the financial assets in the pool. Instruction 2 to Item 1115 states "This Item should not be construed as allowing anything other than an asset-backed security whose payment is based primarily by reference to the performance of the receivables or other financial assets in the asset pool." The Depositor will not include in the asset pool any derivative agreement that could be used to create an asset-backed security whose payment is not based primarily by reference to the performance of the receivables or other financial assets in the asset pool.

Description of Credit Support
-----------------------------

General
-------

33. The list under "Description of Credit Support" (now on page 70 of the base prospectus included in Am. No. 1) has been conformed to the list under "Description of the Trust Funds--Credit Support" (on page 38 of the base prospectus included in Am. No. 1). The paragraphs describing those instruments have been re-ordered.

Credit Derivatives
------------------

34. Item 1114 of Regulation AB contemplates the use of "any derivatives whose primary purpose is to provide credit enhancement related to pool assets or the asset-backed securities." Section III.A.2 of the adopting release for Regulation AB states that synthetic securitization transactions are prohibited, but that interest rate or currency swaps covering


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     either or both of the principal payments or interest payments on assets in the pool are permitted, and further provides in footnote 68 thereto:

         As another example of a swap or other derivative permissible in an ABS transaction, a credit derivative such as a credit default swap could be used to provide viable credit enhancement for asset-backed securities. For example, a credit default swap may be used to reference assets actually in the asset pool, which would be analogous to buying protection against losses on those pool assets. The issuing entity would pay premiums to the counterparty (as opposed to the counterparty paying the premiums to the issuing entity). If a credit event occurred with respect to a referenced pool asset, the counterparty would be required to make settlement payments regarding the pool asset or purchase the asset to provide recovery against losses.

Any credit derivatives included by the Depositor in one of its trust funds would be structured to reduce risk on the related assets in the trust fund, and not to create a synthetic securitization.

Part II
-------

Exhibits
--------

35. The Depositor will file any enhancement or support agreements and agreements related to derivative instruments, as required by Regulation AB, within 15 days after the closing of the related transaction.

36. A form of Pooling and Servicing Agreement is being filed as an exhibit to Am. No. 1. The primary provisions of such Pooling and Servicing Agreement that relate to compliance with the Exchange Act requirements of Regulation AB are contained in Article XI and Section 4.02.

Undertaking
-----------

37.  The undertaking has been revised as indicated.

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick


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